25003186

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-18148

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICON Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Upper Newport Plaza, Suite 200
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClean	516 680 6630	dmcclean@dmacgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Ind. Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McClean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICON Capital Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: David E. McClean

Title: Chief Financial Officer

AMBER RIGGS
Notary Public - State of Florida
Commission # 341798
Expires on December 15, 2026

Amber Riggs

Notary Public Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of the **ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)** (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
April 11, 2025

MERCURIUS & ASSOCIATES LLP

MERCURIUS

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)** (the "Company") as of December 31, 2024 and the related statements of operations, changes in Member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Information Relating to Possession or Control Requirements and, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
April 11, 2025

ICON Capital Group, LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2024

TABLE OF CONTENTS

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

Balance Sheet

December 31, 2024

ASSETS	Amounts $
Cash and Cash equivalents	78,639
Due from Clearing Broker	111,905
Other Assets	38,847
Total Current Assets	**229,391**
LIABILITY AND MEMBER'S EQUITY	
Liabilities:	
Accounts Payable and accrued expense	3,167
Total Liabilities	**3,167**
Member's Equity	226,224
Total Liability and Member's Equity	**229,391**

See notes to financial statements

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

Statement of Operations

January 1, 2024 through December 31, 2024

Revenue	*(In Dollars)*
Commissions and Banking	$ 91,583
Other Income	28,505
Total Income	$120,088
Expenses	
Professional Fees	55,949
General and Administrative Expenses	182,715
Sales & Marketing-Prior period	9,824
Current period	165,497
Total Expenses	$ 413,985
Net Ordinary Income	$ (293,897)
Net Income	$ (293,897)

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2024

Balance – January 1, 2024	$ 513,789
Contributions	$258,276
Deductions	$251,944
Net Adjustments to Member's Equity	
Net Income	$ (293,897)
Balance – December 31, 2024	$ 226,224

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

(JANUARY 1 THROUGH DECEMBER 31)

OPERATING ACTIVITIES	
Net Income	(293,897)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Clearing Broker	325,912
Due from Affiliates	(5,000)
Interest Receivable	(1,630)
Accounts Payable - Card Credit	(4,659)
Clearing Fees Payable	(20,062)
Due to Affiliate for Expenses	(6,974)
Office Services Payable	(3,776)
Professional Fees Payable	(1,650)
Professional Fees Payable - Aud	23,168
Net cash provided by Operating Activities	11,432
FINANCING ACTIVITIES	
ICON Capital Holdings - Equity	6,332
Net cash provided by Financing Activities	6,332
Net cash increase for period	17,764
Cash at beginning of period	60,875
Cash at end of period	**78,639**

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

Notes to Financial Statements
December 31, 2024

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

ICON Capital Group, LLC (formerly known as "South Texas Securities Co." (the "Company") is a wholly-owned subsidiary of ICON Capital Holdings, LLC ("the "Parent"). The Company was originally organized as a Texas general partnership. On October 4, 2022, it was reorganized into the limited liability company form, and it changed its name commensurately to "ICON Capital Group, LLC." The Company is a registered broker-dealer, effective as of September 26, 1974 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act, 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions and brokerage.

The Company had a clearing agreement with RBC Clearing for most of 2024. The agreement terminated in September 2024. The Company entered into a clearing agreement with Vision Brokerage Services in September 2024. The Company clears all customer transactions through Vision Brokerage Services on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company did not maintain possession or control of any customer funds or securities for the entirety of the year ended December 31, 2024.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably

determinable.

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company maintains accounts with its clearing firm, RBC, which include deposit accounts and investment accounts. Certain deposits accounts are established to assure the Company's performance pursuant to its clearing agreement with RBC. Certain deposit accounts are not interest-bearing, pursuant to the terms of the clearing agreement with RBC. These accounts are not FDIC insured.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned single-member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2024. For the year ended December 31, 2024, the Company owed $1600 in California state related taxes. The California state related taxes are franchise taxes paid by a limited liability company classified as a corporation that does business in California.

Uncertain tax positions
In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a

performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are related to regulated broker-dealer activities, including placement of debt and equity securities of third part issuers. The Company earns placement and other broker-dealer fees in connection with such activities. Fee revenue relating to underwriting commitments is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

Recent Pronouncements

The Company has reviewed recent pronouncements (FASB) in 2024, including new guidance related to leases, accounting for tax credit structures, for joint venture formations, for income tax disclosures and for crypto assets, as well as for CECL (loan loss recognition), and has determined that none has an effect on the financial statements presented.

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Segment Reporting

The Company is engaged in a single line of business as a broker-dealer which is comprised of several classes of services, including traditional securities brokering and investment banking. The Company has identified its Chief Executive Officer, A. John Calicchio, as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business,

predominantly in the forecasting process; or 2) the CODM uses net income to evaluate income generated from segment assets (return on assets), specifically securities inventory and available capital, in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies, referenced above. The Company has derived its revenue from multiple customers, several accounting for more than 10% of total revenues earned during the year ended December 31, 2024. The significant expenses of the segment are reported on the accompanying income statement of this report.

3. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. The Parent charges a fee for certain typical office services, including office space, in its office located in Newport Beach, California. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. For the year ended December 31, 2024, Parent charged the Company $750 per month for such expenses. The Parent agreed to convert sums due to equity capital at year end 2024.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $187,377, which was above the required minimum net capital of $100,000 by $87,377. Aggregate indebtedness at December 31, 2024 totaled $3,167. The Company's percentage of aggregate indebtedness to net capital was 1.69%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events subsequent to year-end, through April 11, 2025, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statements.

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2024

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 of THE SECURITIES AND EXCHANGE ACT

December 31, 2024

Schedule I

Total member's equity	$226,224
Deductions and/or charges:	
Ownership Equity Non-Allowable	
Other Non-allowable assets	($38,847)
Total deductions and/or charges	
Net capital	$187,377
Computation of basic net capital requirement: Minimum net capital requirement, greater of 6 2/3% of aggregate indebtedness $37,461	$211
Statutory minimum net capital requirement	$ 100,000
Excess Net Capital	
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 87,377
Excess net capital at 120% of required statutory minimum	$67,377
Computation of aggregate indebtedness:	
Accounts payable, accrued expenses and other liabilities	$3,167
Percentage of aggregate indebtedness to net capital	1.69%

There were *no material differences* existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

OTHER INFORMATION
DECEMBER 31, 2024

Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III

Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2024.

EXEMPTION REPORT

ICON Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
b. The Company met the identified exemption provision of 17 C.F.R. §240.15c3-3 (k) for the year ended December 31, 2024 without exception.

I, **David McClean**, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer and General Securities Principal

April 11, 2025

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

MERCURIUS

Report of Independent Registered Public Accounting Firm

To the Members of **ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)**

We have reviewed management's statement, included in the accompanying ICON Capital Group, LLC's (Formerly known as South Texas Securities Co.) Exemption Report, in which:

(1) ICON Capital Group, LLC (Formerly known as South Texas Securities Co.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions")

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act, 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 11, 2025